File No. 69-78

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

ALLETE, Inc.
(Name of company)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Name	State / Province of Organization	Location	Nature of Business
ALLETE, Inc. [1]	Minnesota	Duluth, MN	Energy and Automotive Services
Superior Water, Light and Power Company [2]	Wisconsin	Superior, WI	Electric, Gas and Water Utility
Energy Land, Incorporated [2]	Wisconsin	Duluth, MN	Inactive
MP Investments, Inc. [2]	Delaware	Duluth, MN	Investments
RendField Land Company, Inc. [2]	Minnesota	Duluth, MN	Land Holding
Lakeview Financial Corporation I [2, 3]	Minnesota	Duluth, MN	Financial Services
Lakeview Financial Corporation II [2]	Minnesota	Duluth, MN	Inactive
Logistics Coal, LLC [4]	Minnesota	Duluth, MN	Inactive
ALLETE Capital I [2]	Delaware	Duluth, MN	Trust
ALLETE Capital II [2]	Delaware	Duluth, MN	Trust (Inactive)
ALLETE Capital III [2]	Delaware	Duluth, MN	Trust (Inactive)
Split Rock Energy LLC [1]	Minnesota	Minneapolis, MN	Power Marketing
Minnesota Power Enterprises, Inc. [2]	Minnesota	Duluth, MN	Product and Marketing Coordination
BNI Coal, Ltd. [5]	North Dakota	Bismarck, ND	Coal Mining
Itasca Railroad Company [5]	Minnesota	Duluth, MN	Dissolved in 2004
MP Affiliate Resources, Inc. [5]	Minnesota	Duluth, MN	Administrative Operations
Enventis Telecom, Inc. [5]	Minnesota	Duluth, MN	Telecommunications
Rainy River Energy Corporation [5, 6]	Minnesota	Duluth, MN	Generation/Power Marketing

Name	State / Province of Organization	Location	Nature of Business
Rainy River Energy Corporation – Wisconsin [5]	Wisconsin	Superior, WI	Generation/Power Marketing
Rapids Power LLC [6]	Minnesota	Grand Rapids, MN	Terminated in 2003
Synertec, Incorporated [5, 7]	Minnesota	Duluth, MN	Contract Services
NaturNorth Technologies, LLC [7]	Delaware	Duluth, MN	Product Development
Upper Minnesota Properties, Inc. [5]	Minnesota	Duluth, MN	Affordable Housing Projects and Economic Development
Upper Minnesota Properties – Meadowlands, Inc. [8, 9]	Minnesota	Duluth, MN	Affordable Housing Project
Upper Minnesota Properties – Irving, Inc. [8]	Minnesota	Duluth, MN	Affordable Housing Project
Upper Minnesota Properties – Development, Inc. [8]	Minnesota	Duluth, MN	Economic Development
Minnesota Power Services Group, Inc. [5]	Minnesota	Duluth, MN	Dissolved in 2004
Electric Outlet, Inc. [5]	Minnesota	Duluth, MN	Dissolved in 2003
ALLETE Water Services, Inc. [2]	Minnesota	Duluth, MN	Water and Wastewater
Heater Utilities, Inc. [10, 11]	South Carolina	Cary, NC	Water and Wastewater Treatment Utility
LaGrange Waterworks Corporation [12]	North Carolina	Fayetteville, NC	Water Utility
Brookwood Water Corporation [12]	North Carolina	Fayetteville, NC	Water Utility
Florida Water Services Corporation [10]	Florida	Orlando, FL	Water and Wastewater Treatment Utility
Vibration Correction Services, Inc. [10]	Minnesota	Duluth, MN	Dissolved in 2004
Americas' Water Services Corporation [10]	Florida	Chicago, IL	Dissolved in 2003
Georgia Water Services Corporation [10]	Georgia	Atlanta, GA	Wastewater Treatment Utility
Tennessee Water Services, Inc. [10]	Tennessee	Nashville, TN	Inactive
Auto Replacement Property, LLC [13]	Indiana	Indianapolis, IN	Real Estate
Energy Replacement Property, LLC [13]	Minnesota	Duluth, MN	Real Estate
ALLETE Properties, Inc. [2, 14]	Minnesota	Lehigh Acres, FL	Real Estate
ADESA San Diego, LLC [15]	California	Los Angeles, CA	Real Estate
Cape Coral Holdings, Inc. [15]	Florida	Cape Coral, FL	Real Estate
Cape Properties, Inc. [15]	Florida	Cape Coral, FL	Real Estate
Palm Coast Forest, LLC [15]	Florida	Palm Coast, FL	Real Estate
Palm Coast Land, LLC [15]	Florida	Palm Coast, FL	Subdivider, Developer
Tomoka Holdings, LLC [15]	Florida	Ormand Beach, FL	Subdivider, Developer
Winter Haven Citi Centre, LLC [15]	Florida	Winter Haven, FL	Retail Shopping Center
ALLETE Commercial, LLC [15, 16]	Florida	Cape Coral, FL	Real Estate

Name	State / Province of Organization	Location	Nature of Business
Lehigh Acquisition Corporation [14, 15]	Delaware	Lehigh Acres, FL	Holding Company
Interlachen Lakes Estates, Inc. [17]	Florida	Interlachen, FL	Real Estate
Sundowner Properties, Inc. [17]	Pennsylvania	Williston, FL	Real Estate
SRC of Florida, Inc. [17]	Florida	Lehigh Acres, FL	Real Estate
Florida Landmark Communities, Inc. [17]	Florida	Lehigh Acres, FL	Subdivider, Developer
Lehigh Corporation [18]	Florida	Lehigh Acres, FL	Real Estate
Lehigh Land & Investment, Inc. [18]	Florida	Lehigh Acres, FL	Real Estate
Cliffside Properties, Inc. [18]	California	Lehigh Acres, FL	Real Estate
Palm Coast Holdings, Inc. [18]	Florida	Palm Coast, FL	Real Estate
Sugarmill Woods Communities, Inc. [18, 19]	Florida	Homosassa, FL	Transferred in 2004
Enterprise Lehigh, Inc. [18]	Florida	Lehigh Acres, FL	Real Estate
ALLETE Automotive Services, Inc. [2]	Minnesota	Duluth, MN	Automotive Services
ADESA Corporation [20, 21, 22]	Indiana	Indianapolis, IN	Vehicle Redistribution - Corporate Operation
AutoVIN, Inc. [23]	Indiana	Roswell, GA	Field Information Services
ADESA Arkansas, LLC [23, 24]	Delaware	N. Little Rock, AR	Vehicle Auction
A.D.E. of Ark-La-Tex, Inc. [23, 25]	Louisiana	Shreveport, LA	Holding Company
ADESA Ark-La-Tex, LLC [25]	Louisiana	Shreveport, LA	Vehicle Auction
ADESA Birmingham, LLC [23, 24]	Alabama	Moody, AL	Vehicle Auction
ADESA California, LLC [23, 24]	California	Sacramento, CA	Vehicle Auction
ADESA Charlotte, LLC [23, 24]	North Carolina	Charlotte, NC	Vehicle Auction
ADESA Colorado, LLC [23, 24]	Colorado	Fountain, CO	Vehicle Auction
ADESA Des Moines, LLC [23, 24]	Iowa	Grimes, IA	Vehicle Auction
ADESA Houston, Inc. [23, 26]	Texas	Houston, TX	Merged in 2003
ADESA Importation Services, Inc. [23]	Michigan	Holly, MI	Inactive
ADESA Lansing, LLC [23, 27]	Michigan	Dimondale, MI	Vehicle Auction
ADESA Lexington, LLC [23, 27]	Kentucky	Lexington, KY	Vehicle Auction
ADESA Mexico, LLC [23]	Indiana	Indianapolis, IN	Holding Company
ADESA Missouri, Inc. [23]	Missouri	Barnhart, MO	Vehicle Auction
ADESA New York, LLC [23, 27]	New York	Akron, NY	Vehicle Auction
ADESA Ohio, LLC [23, 27]	Ohio	Franklin, OH	Vehicle Auction
ADESA Oklahoma, LLC [23, 27]	Oklahoma	Tulsa, OK	Vehicle Auction
ADESA Pennsylvania, Inc. [23]	Pennsylvania	Mercer, PA	Vehicle Auction
ADESA San Antonio, Inc. [23, 26]	Texas	San Antonio, TX	Merged in 2003

Name	State / Province of Organization	Location	Nature of Business
ADESA Southern Indiana, LLC [23, 27]	Indiana	Edinburgh, IN	Vehicle Auction
ADESA Texas, Inc. [23, 26]	Texas	Houston, TX	Vehicle Auction
ADESA Washington, LLC [23, 27]	Washington	Auburn, WA	Vehicle Auction
ADESA Wisconsin, LLC [23, 24]	Wisconsin	Portage, WI	Vehicle Auction
Auto Dealers Exchange of Concord, LLC [23, 27]	Massachusetts	Framingham, MA	Vehicle Auction
Auto Dealers Exchange of Memphis, LLC [23, 24]	Tennessee	Memphis, TN	Vehicle Auction
A.D.E. of Knoxville, LLC [23, 24]	Tennessee	Lenoir City, TN	Vehicle Auction
Auto Banc Corporation [23]	New Jersey	Manville, NJ	Wholesale Vehicle Redistributor
ADESA New Jersey, Inc. [23]	New Jersey	Manville, NJ	Vehicle Auction
ADESA Atlanta, LLC [28]	New Jersey	Newnan, GA	Vehicle Auction
ADESA Phoenix, LLC [28]	New Jersey	Chandler, AZ	Vehicle Auction
ADESA Florida, LLC [23, 27, 29]	Florida	Jacksonville, FL	Vehicle Auction
A & H, LLC [29]	Delaware	Ocala, FL	Dissolved in 2003
ADESA – South Florida, LLC [30]	Indiana	Opa-Locka, FL	Vehicle Auction
ADESA Indianapolis, LLC [23, 27, 31]	Indiana	Plainfield, IN	Vehicle Auction
ADESA Transportation, Inc. [21, 31]	Indiana	Indianapolis, IN	Inactive
Asset Holdings III, L.P. [22]	Ohio	Columbus, OH	Real Estate
ComSearch, Inc. [23]	Rhode Island	Warren, RI	Claims Services
Automotive Recovery Services, Inc. [23]	Indiana	Indianapolis, IN	Salvage Vehicle Auctions
ADESA Properties, Inc. [23]	Delaware	Dimondale, MI	Financial Services
Automotive Finance Corporation [23]	Indiana	Indianapolis, IN	Financial Services
AFC AIM Corporation [32]	Indiana	Indianapolis, IN	Financial Services
AFC Funding Corporation [32]	Indiana	Indianapolis, IN	Financial Services
Automotive Floorplan Corporation [32]	Indiana	Indianapolis, IN	Dissolved in 2003
EndTrust Lease End Services, LLC [33]	Texas	Hurst, TX	Vehicle Remarketing
IRT Receivables Corp. [32]	Indiana	Indianapolis, IN	Financial Services
Micro 21, Inc. [32, 34]	Indiana	Indianapolis, IN	Financial Services
RAP Co., Inc. [32]	Indiana	Indianapolis, IN	Dissolved in 2003
Automotive Finance Canada Inc. [32]	Ontario	Ottawa, ON	Financial Services
ADESA Properties Canada Inc. [35]	Delaware	Dimondale, MI	Financial Services
PAR, Inc. [23]	Indiana	Carmel, IN	Vehicle Remarketing
3048540 Nova Scotia Company [23, 36]	Nova Scotia	Halifax, NS	Limited Partner

Name	State / Province of Organization	Location	Nature of Business
3048538 Nova Scotia Company [36, 37]	Nova Scotia	Halifax, NS	General Partner
ADESA Automotive Services LP [36]	Ontario	Mississauga, ON	Management Company
ADESA Canada Corporation [38, 39]	Nova Scotia	Halifax, NS	Vehicle Remarketing
ADESA Finance Canada Inc. [40]	Nova Scotia	Halifax, NS	Inactive
ADESA Canada Inc. [40]	Quebec	Montreal, QC	Inactive
ADESA Auctions Canada Corporation [40]	Nova Scotia	Halifax, NS	Vehicle Auctions
ADESA Remarketing Services Inc. [41]	Ontario	Mississauga, ON	Vehicle Remarketing
Impact Auto Auctions Ltd. [41]	Ontario	Mississauga, ON	Salvage Vehicle Auctions
Suburban Auto Parts Inc. [42]	Ontario	Stouffville, ON	Salvage Vehicle Auctions
Impact Auto Auction Sudbury Ltd. [43]	Ontario	Sudbury, ON	Salvage Vehicle Auctions
ADESA Montreal Corporation [41]	Nova Scotia	Halifax, NS	Vehicle Auction Services
CAAG Transport Ltd. [41]	British Columbia	Vancouver, BC	Holds Auto Dealer License
504811 NB Ltd. [41]	New Brunswick	Moncton, NB	Holds Auto Dealer License
79378 Manitoba Inc. [41]	Manitoba	Winnipeg, MB	Holds Auto Dealer License
Adesur S. de R.L. de C.V. [44]	Federal District	Mexico City, Mexico	Employee Leasing
Auction Vehicles of Mexico, S. de R.L. de C.V. [44]	Federal District	Mexico City, Mexico	Vehicle Auction Services

Footnotes

[1] ALLETE, Inc. has a 50 percent equity ownership in Split Rock Energy LLC which is accounted for under the equity method. Effective February 1, 2004 ALLETE withdrew from active participation in Split Rock Energy LLC.

[2] Subsidiary of ALLETE, Inc.

[3] Owned 100 percent of Lakeview Financial Partners LP which was dissolved in 2003.

[4] Subsidiary of Lakeview Financial Corporation II.

[5] Subsidiary of Minnesota Power Enterprises, Inc.

[6] Rainy River Energy Corporation was a 71.5 percent partner in Rapids Power LLC which was terminated October 14, 2003.

[7] Synertec, Incorporated has a 33.33 percent equity ownership in NaturNorth Technologies, LLC, formerly NaturTek, L.L.C.

[8] Subsidiary of Upper Minnesota Properties, Inc.

[9] Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.

[10] Subsidiary of ALLETE Water Services, Inc.

11 Heater Utilities, Inc. is, at the request of the North Carolina Utilities Commission, the emergency operator of Mobile Hills Estates and Pine Country Estates. Both are small water utilities in North Carolina.

12 Subsidiary of Heater Utilities, Inc.

13 Formed September 22, 2003. Subsidiary of Florida Water Services Corporation.

14 ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition Corporation.

15 Subsidiary of ALLETE Properties, Inc.

16 Formed July 11, 2003.

17 Subsidiary of Lehigh Acquisition Corporation.

18 Subsidiary of Florida Landmark Communities, Inc.

19 Effective January 8, 2004 stock was transferred to the buyer of the remaining property at Sugarmill Woods.

20 Subsidiary of ALLETE Automotive Services, Inc.

21 ADESA Corporation owns 95.24 percent of ADESA Transportation, Inc.

22 Effective June 30, 2003 ADESA Corporation purchased 51 percent of Asset Holding III, L.P.

23 Subsidiary of ADESA Corporation

24 Effective January 1, 2004 converted "Inc." to "LLC."

25 A.D.E. Ark-La-Tex, Inc., formerly ADESA Ark-La-Tex, Inc., owns 100 percent of ADESA Ark-La-Tex, LLC.

26 Effective December 31, 2003 ADESA San Antonio, Inc. and ADESA Texas, Inc. were merged into ADESA Houston, Inc. which was then renamed ADESA Texas, Inc.

27 Effective January 1, 2004 merged "Inc." to "LLC."

28 Subsidiary of ADESA New Jersey, Inc.

29 ADESA Florida, LLC purchased the remaining 49 percent of A & H, LLC in April 2003, then dissolved A & H, LLC in July 2003.

30 Subsidiary of ADESA Florida, LLC.

31 ADESA Indianapolis, LLC owns 4.76 percent of ADESA Transportation, Inc.

32 Subsidiary of Automotive Finance Corporation.

33 ADESA Corporation owns 40 percent of EndTrust Lease End Services, LLC which is accounted for under the equity method.

34 Formed September 19, 2003.

35 Subsidiary of ADESA Properties, Inc.

36 3048540 Nova Scotia Company and 3048538 Nova Scotia Company own 99 percent and 1 percent, respectively, of ADESA Automotive Services LP.

37 Subsidiary of ADESA Properties Canada Inc.

38 Effective December 12, 2003 incorporated ADESA Canada Corporation.

39 Subsidiary of ADESA Automotive Services LP.

40 Subsidiary of ADESA Canada Corporation.

41 Subsidiary of ADESA Auctions Canada Corporation.

42 Subsidiary of Impact Auto Auctions Ltd.

43 Impact Auto Auctions Ltd. owns 50 percent of Impact Auto Auction Sudbury Ltd. which is accounted for under the equity method.

44 Subsidiaries are owned 99.99 percent by ADESA Mexico, LLC and .01 percent by ADESA Corporation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

    Claimant – ALLETE, Inc.

    Reference is made to the Annual Report on Form 10-K (File No. 1-3548), filed by the claimant with the Securities and Exchange Commission on or about March 15, 2004, for the fiscal year ended December 31, 2003, particularly pages 11 through 13, which is hereby incorporated by reference in this statement.

    Subsidiary – Superior Water, Light and Power Company

    Same reference as under claimant.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

	Electricity	Gas
ALLETE, Inc.	12,381,769,760	None
Superior Water, Light and Power Company	563,021,484	2,183,717

    (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

    None

    (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

	Electricity	Gas
ALLETE, Inc.	1,006,286,000	None
Superior Water, Light and Power Company	None	None

    (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

	Electricity	Gas
ALLETE, Inc.	2,365,815,168	None
Superior Water, Light and Power Company	579,103,176	2,251,594

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    None

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Exhibits

[This **Exhibit A** contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February 2004.

CORPORATE SEAL

ALLETE, Inc.
(Name of Claimant)

By /s/ James K. Vizanko
Senior Vice President,
Chief Financial Officer and Treasurer

Attest:

/s/ Mark A. Schober
Senior Vice President and Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

James K. Vizanko (Name)

Senior Vice President, Chief Financial Officer and Treasurer (Title)

ALLETE, Inc.
30 West Superior Street
Duluth, Minnesota 55802-2093
(Address)